Exhibit 99.(h)(20)

January 26, 2026

Board of Trustees

The Marsico Investment Fund

1200 17th Street, Suite 1700

Denver, Colorado 80202

Re: Expense Limitation and Fee Waiver Agreement

Dear Board Members:

This letter will confirm our agreement that, in the event that the annualized ratio of total ordinary operating expenses (excluding taxes, interest, Acquired Fund1 fees and expenses, litigation, extraordinary expenses, and brokerage and other transaction expenses relating to the purchase or sale of portfolio investments) to average daily net assets of a share class of the Marsico Focus Fund, the Marsico Growth Fund, the Marsico Midcap Growth Focus Fund, the Marsico International Opportunities Fund, and the Marsico Global Fund (the “Funds”), calculated daily in accordance with generally accepted accounting principles consistently applied, exceeds the percentage set forth below for that share class of a Fund, Marsico Capital Management, LLC (“MCM”) will waive its fees or reimburse the expenses attributable to that share class in the amount of such excess:

Fund	Expense Limit (Investor Class)	Expense Limit (Institutional Class)
Focus Fund	1.45%	1.20%
Growth Fund	1.45%	1.20%
Midcap Growth Focus Fund	1.45%	1.20%
International Opportunities Fund	1.50%	1.25%
Global Fund	1.50%	1.25%

MCM shall be entitled to recoup from a Fund (or share class as applicable) any fees previously waived and/or expenses previously reimbursed by MCM with respect to that Fund or share class, as applicable, including any applicable waivers which may apply to a specific share class, pursuant to this agreement (including waivers or reimbursements under previous expense limitations as discussed further below), if (1) such recoupment by MCM does not cause the Fund’s share class, at the time of recoupment, to exceed the lesser of (a) the expense limitation in effect at the time the relevant amount was waived and/or reimbursed, or (b) the expense limitation in effect at the time of the proposed recoupment, (2) the recoupment is made within three years after the fiscal year-end date as of which the amount to be waived or reimbursed was determined and the waiver or reimbursement occurred, and (3) the Adviser has not agreed to forego recoupment.

1 The Funds from time to time may invest in affiliated or unaffiliated money market funds or other investment companies such as exchange-traded funds (ETFs). Such underlying investments collectively are referred to herein as “Acquired Funds.”

1200 17TH STREET · SUITE 1700

DENVER, COLORADO 80202

TEL: 303.454.5600 · FAX: 303.454.5678

Recoupment by MCM from a Fund (or share class as applicable) of any fees waived or expenses reimbursed shall apply first to MCM waivers or expense reimbursements made during the current fiscal year, second to MCM waivers or expense reimbursements made during the earliest available fiscal year, and thereafter apply in order to MCM waivers or expense reimbursements made during each successive fiscal year thereafter.

MCM’s undertaking to waive fees and reimburse expenses as stated above may not be terminated prior to January 31, 2027 without the consent of the Board of Trustees of the Marsico Funds. Thereafter, however, MCM’s undertaking is voluntary and therefore may be terminated or modified by MCM with respect to one or more of the Funds (or share classes as applicable) upon giving fifteen (15) days prior notice to the Funds and their administrator; provided, however, no such modification will be made in a manner inconsistent with the terms of the current prospectus or the Funds’ Multi-Class Plan.

The foregoing letter agreement is an annual, not monthly, expense limitation. The expense limitation shall be based on the fiscal years of the Funds.

This letter agreement supersedes and replaces any prior agreement regarding expense limitations.

MCM authorizes the Funds and their administrator to reduce MCM’s advisory fee to the extent necessary to effectuate the limitations stated above. In the event accrued expenses exceed the limitations stated above after the reduction in MCM’s advisory fee, MCM authorizes the Funds and their administrator to invoice MCM for the difference. MCM will reimburse to the Fund any such amounts promptly after receipt of an invoice.

MARSICO CAPITAL MANAGEMENT, LLC

By:	/s/ Jason E. Lloyd
Name:	Jason E. Lloyd
Title:	Executive Vice President, Chief Financial Officer and Treasurer

ACKNOWLEDGED:
THE MARSICO INVESTMENT FUND

By:	/s/ Neil L. Gloude
Name:	Neil L. Gloude
Title:	Executive Vice President